Exhibit 99.1

Global Internet of People, Inc. Reports First Half of 2021 Financial Results

BEIJING, China, December 21, 2021 – Global Internet of People, Inc. (“SDH”, the “Company”, “we” or “our”) (NASDAQ: SDH), today announced its unaudited financial results for the six months ended June 30, 2021.

CEO Commentary

“We are grateful for the opportunity to serve our clients and esteemed members,” commented Mr. Haiping Hu, Chairman of the Board and Chief Executive Officer of SDH, “During the first half of 2021, our revenue continued to be affected by the Covid-19 pandemic, and as a result, our revenue was down by more than 16% year-on-year, mainly because the hosting of major events and activities was banned when reporting of newly infected cases occurred. However, our revenues from sponsorship advertising services grew by 44.2% to $1.7 million, because we were able to organize smaller seminars that offered advertising and promotional services, to hedge against the unpredictable and continuous impact of the Covid-19 pandemic on our business operation. The revenue from the sale of merchandises also grew by 70.4%, which was driven by our live-streaming services that helped facilitate such sales. Looking ahead, we intend to continue keeping abreast of industry trends, supporting knowledge sharing resources and strengthening our enterprise service capabilities, in order to meet the needs of our existing and prospective clients, and lay the foundation for sustainable growth in the future.”

Unaudited Financial Results for the Six months Ended June 30, 2021

Revenue, net

For the six months ended June 30, 2021, net revenue decreased by $1,064,505, or 16.36%, to $5,441,958, from $6,506,463 for the same period of the prior fiscal year. The decrease in revenue was mainly driven by the decrease of comprehensive tailored services. Our revenues for the six months ended June 30, 2021 and 2020 were derived from the following sources:

	For the Six Months Ended June 30,				Change
	2021	%	2020	%	Amount	%
Member services	$217,374	3.99	$491,806	7.56	$(274,432)	(55.80)
Enterprise services
-Comprehensive tailored services	1,308,326	24.04	3,190,371	49.03	(1,882,045)	(58.99)
-Sponsorship advertising services	1,732,402	31.83	1,201,415	18.47	530,987	44.20
-Consulting services	64,641	1.19	199,198	3.06	(134,557)	(67.55)
Online services	30,162	0.55	191,443	2.94	(161,281)	(84.24)
Sale of merchandises	2,077,525	38.18	1,219,296	18.74	858,229	70.39
Other services	11,528	0.22	12,934	0.20	(1,406)	(10.87)
Net revenues	$5,441,958	100.00	$6,506,463	100.00	$(1,064,505)	(16.36)

Revenues from member services

The Company offers three tiers of membership services, Platinum, Diamond and Protégé, which differ in membership fees as well as the level of the services provided. Members pay a fixed fee for rights to participate in seven activities, including study tours and forums, within a one-year membership period.

Revenues from member services decreased by $274,432, or 55.80%, from $491,806 for the six months ended June 30, 2020, to $217,374 for the six months ended June 30, 2021, primarily because we were prevented from offering large offline activities since the outbreak of COVID-19, which resulted in a decreased demand for member services.

Revenues from comprehensive tailored services

Revenues from comprehensive tailored services decreased by $1,882,045, or 58.99%, from $3,190,371 for the six months ended June 30, 2020, to $1,308,326 for the six months ended June 30, 2021. With the continuous control of gatherings in 2021, the demand of comprehensive tailored services for large conference and salon organization decreased.

Revenues from sponsorship advertising services

Sponsorship advertising is a special form of advertising, generally referring to a publicity strategy adopted by enterprises in order to enhance their corporate and product image, as well as brand awareness and influence. We provide sponsorship advertising services for our enterprise clients at events we hold, such as forums and study tours.

Revenues from sponsorship advertising services increased by $530,987, or 44.20%, from $1,201,415 for the six months ended June 30, 2020, to $1,732,402 for the six months ended June 30, 2021, due to the fact that we held more small conferences with sponsorship advertising in the first half of 2021.

Revenues from consulting services

We provide consulting services to small and medium-sized enterprises to develop strategies and solutions for the following: corporate reorganization, product promotion and marketing, industry supply chain integration, corporate governance, financing and capital structure, etc. Revenues from consulting services decreased by $134,557, or 67.55%, from $199,198 for the six months ended June 30, 2020, to $64,641 for the six months ended June 30, 2021, primarily because the continuous government restrictions due to the Covid-19 pandemic negatively impacted the demand for our consulting services.

Revenues from online services

Revenue from online services decreased by $161,281, or 84.24%, from $191,443 for the six months ended June 30, 2020 to $30,162 for the six months ended June 30, 2021, primarily because we offered more free streaming content to attract potential clients.

Revenues from sale of merchandises

Our revenues from sale of merchandises for the six months ended June 30, 2021 was mainly generated from sale of electrolytic copper. Revenues from sale of merchandises increased by $858,229, or 70.39%, from $1,219,296 for the six months ended June 30, 2020, to $2,077,525 for the six months ended June 30, 2021, primarily because we organized more small trade conferences facilitating the sales of merchandises in the first half of 2021.

Costs and operating expenses

Service costs

Our service costs primarily include (1) the cost of holding activities, such as venue rental fees, conference equipment fees, (2) professional and consulting fees paid to third parties for our activities; (3) the fees paid to mentors and experts; (4) labor costs; and (5) the amortization of costs associated with copyright maintenance.

Service costs of $708,719, increased by $74,405, or 11.73%, for the six months ended June 30, 2021, compared to same period in 2020 of $634,314, mainly due to the increase of $53,427 in labor costs. Due to the impact of COVID-19, for the six months ended June 30, 2021, we transformed our strategy from holding large conferences to holding smaller conferences and salons, which necessitated higher labor costs.

Cost of goods sold

Cost of goods sold were $2,050,253 and $749,485 for the six months ended June 30, 2021 and 2020, respectively. The significant increase of the cost of goods sold was due to the sale of electrolytic copper, which incurred cost of goods sold of $1,994,058 in the first half of 2021.

Selling expenses

Our selling expenses decreased by $59,635, or 12.54%, from $475,496 for the six months ended June 30, 2020 to $415,861 for the six months ended June 30, 2021. The decrease in our selling expenses for the six months ended June 30, 2021 was primarily attributable to a $214,275 decrease in salaries and bonuses, which was partially offset by the increase of labor costs of $145,845. We outsourced more services and paid fewer bonuses to sales staff, as we had significantly less offline activities for the six months ended June 30, 2021 as compared to the same period in 2020.

General and administrative expenses

Our general and administrative expenses increased by $566,839, or 30.29%, from $1,871,146 for the six months ended June 30, 2020 to $2,437,985 for the six months ended June 30, 2021. Such increase was primarily due to an increase in professional fees of $416,085 and welfare expense of $85,470. In order to meet our public company reporting and corporate governance requirements associated with being a public company, our professional fees increased in the first half of 2021.

Research and development expenses (“R&D expenses”)

Research and development expenses for our mobile application, the APP, increased by $608,341, or 139.90%, from $434,836 for the six months ended June 30, 2020 to $1,043,177 for the six months ended June 30, 2021, primarily because we hired more personnel to upgrade the APP to meet users’ needs.

Other (expenses) income, net

Total net other income for the six months ended June 30, 2020 and net other expenses for the six months ended June 30, 2021 were $148,889 and $774,732, respectively. The total net other expenses for the six months ended June 30, 2021 was primarily due to investment losses of overseas investment funds of $919,404 recognized for such period, while investment income of $8,563 was recognized for the six months ended June 30, 2020.

Income taxes (benefit) provision

Our income tax benefits for the six months ended June 30, 2021 and income tax provisions for the six months ended June 30, 2020 were $547,357 and $271,220, respectively. The income tax benefits for the six months ended June 30, 2021 were primarily generated by the taxable loss for the six months ended June 30, 2021.

Net loss (income)

As a result of the foregoing, we reported a net loss of $1,441,412 for the six months ended June 30, 2021, as compared to a net income of $2,218,855 for the six months ended June 30, 2020.

(Losses) earnings per share-basic and diluted

Loss per share attributable to controlling shareholders was $0.06 per basic and diluted share, for the six months ended June 30, 2021, compared to earnings per share of $0.14 per basic and diluted share, for the same period of the prior fiscal year.

Weighted average number of shares outstanding was 22,767,733 for the six months ended June 30, 2021, compared to 16,800,000 for the same period of last fiscal year.

Financial Condition

As of June 30, 2021, cash and cash equivalents totaled $21.03 million, compared to $10.97 million as of December 31, 2020.

Net accounts receivable was $12.87 million as of June 30, 2021, compared to $12.22 million as of December 31, 2020. Inventories were $2.64 million as of June 30, 2021, compared to $2.71 million as of December 31, 2020. Short-term investment was $7.08 million as of June 30, 2021, compared to $nil as of December 31, 2020.

As of June 30, 2021, total current assets and current liabilities were $49.28 million and $2.63 million, respectively, leading to a current ratio of 18.72. As of December 31, 2020, total current assets and current liabilities were $28.26 million and $5.58 million, respectively, leading to a current ratio of 5.06.

Cash Flow

Net cash outflow from operating activities in the first six months of 2021 was $7.5 million. Net cash outflow from investing activities of $9.34 million in the first half of 2021 was mainly due to the purchase of short-term investments of $8.0 million, and purchase of long-term investments of $1.24 million. Net cash inflow from financing activities in the first half of 2021 was $27.5 million, representing issuance of common stocks in connection with our initial public offering, net of issuance cost.

Net cash inflow from operating activities in the first six months of 2020 was $0.4 million for the six months ended June 30, 2020. Net cash outflow from investing activities in the first half of 2020 was $4.1 million for the six months ended June 30, 2020, due to purchase of property and equipment and intangible assets of $4.1 million. Net cash inflow from financing activities in the first half of 2020 was $0.1 million, representing capital contributions from the controlling shareholders.

About Global Internet of People, Inc.

Headquartered in Beijing and Shanghai, Global Internet of People, Inc. operates knowledge sharing and enterprise service platforms, both online, via a mobile application “Shidonghui App” (the “APP”), and offline, through local offices in Beijing, Shanghai and Hangzhou, as well as 51 local centers operated by some of the Company’s members in 35 cities throughout the PRC. The main services SDH offers to App users are (1) Questions and Answers Sessions and (2) streaming of audio and video courses and programs. The offline services SDH offers to its members are study tours and forums. For more information about the Company, please visit: www.sdh365.com.

Forward-looking statement

The statements in this press release regarding the Company’s future expectations, plans and prospects constitute forward-looking statements as defined by Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements about plans, goals, objectives, strategies, future events, expected results, assumptions and any other factual statements that have not occurred. Any words that refer to “may”, “will”, “want”, “should”, “believe”, “expect”, “expect”, “estimate”, “estimate” or similar non-factual words, shall be regarded as forward-looking statements. Due to various factors, the actual results may differ materially from the historical results or the contents expressed in these forward-looking statements. These factors include, but are not limited to, the company’s strategic objectives, the Company’s future plans, market demand and user acceptance of the Company’s products or services, technological updates, economic trends, the Company’s reputation and brand, the impact of industry competition and bidding, relevant policies and regulations, the ups and downs of China’s macroeconomic conditions, and the related risks and assumptions disclosed in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”). We urge investors to visit the SEC website to review the Company’s relevant disclosures that may affect the Company’s future operating results. All information provided in this press release is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statements, except as may be required under applicable law.

For more information, please contact:

The Company:

IR Department

Email: IR@sdh365.com

Investor Relations:

Janice Wang
EverGreen Consulting Inc.
Email: IR@changqingconsulting.com

Phone: +1 571-464-9470 (from U.S.)

+86 13811768559 (from China)

GLOBAL INTERNET OF PEOPLE, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In U.S. dollars except for number of shares)

	June 30,	December 31,
	2021	2020
		(Audited)
ASSETS
Current assets
Cash and cash equivalents	21,029,237	10,966,012
Accounts receivable, net	12,874,972	12,218,473
Inventories	2,635,872	2,706,896
Due from related parties	80,131	172,730
Short-term investment, net	7,080,596	-
Prepaid expenses and other current assets, net	5,580,325	2,193,494
Total current assets	49,281,133	28,257,605

Non-current assets
Restricted cash	700,000	-
Property and equipment, net	3,422,869	3,397,273
Intangible assets, net	3,942,446	4,293,813
Long-term investments, net	4,347,397	3,085,247
Operating lease right-of-use assets	313,363	100,099
Deferred tax assets, net	1,302,079	602,806
Total non-current assets	14,028,154	11,479,238

Total assets	63,309,287	39,736,843

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	53,638	33,697
Deferred revenue	309,756	250,309
Income tax payable	1,772,937	4,706,972
Operating lease liabilities, current	151,382	63,301
Accrued expenses and other current liabilities	344,883	529,184
Total current liabilities	2,632,596	5,583,463

Non-current liabilities
Operating lease liabilities, non-current	78,462	3,196
Total non-current liabilities	78,462	3,196

Total liabilities	2,711,058	5,586,659

COMMITMENTS AND CONTINGENCIES

EQUITY
Ordinary shares (par value of $0.001 per share; 16,800,000 shares authorized as of December 31, 2020; 24,528,000 shares issued and outstanding as of June 30, 2021, respectively)	2,453	1,680
Additional paid-in capital	32,018,153	4,462,177
Statutory reserve	2,593,070	2,473,797
Retained earnings	24,153,173	25,663,240
Accumulated other comprehensive income	1,768,598	1,438,140
Total Global Internet of People, Inc.’s shareholders’ equity	60,535,447	34,039,034
Non-controlling interests	62,782	111,150
Total equity	60,598,229	34,150,184

Total liabilities and equity	63,309,287	39,736,843

GLOBAL INTERNET OF PEOPLE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(In U.S. dollars except for number of shares)

	For the six months ended June 30,
	2021	2020

Revenue, net	5,441,958	6,506,463

Costs and operating expenses
Service costs	708,719	634,314
Cost of goods sold	2,050,253	749,485
Selling expenses	415,861	475,496
General and administrative expenses	2,437,985	1,871,146
Research and development expenses	1,043,177	434,836
Total costs and operating expenses	6,655,995	4,165,277

(Loss) profit from operations	(1,214,037)	2,341,186

Other (expenses) income
Investment (losses) gains	(926,560)	8,563
Interest income	17,808	129,549
Other income, net	134,020	10,777
Total other (expenses) income, net	(774,732)	148,889

(Losses) profit before income taxes	(1,988,769)	2,490,075

Income taxes (benefit) provision	(547,357)	271,220

Net (loss) income	(1,441,412)	2,218,855
Less: net loss attributable to non-controlling interests	(50,618)	(73,099)
Net (loss) income	(1,390,794)	2,291,954

Other comprehensive (loss) income
Total foreign currency translation adjustment	332,708	(306,674)
Total comprehensive (loss) income	(1,108,704)	1,912,181
Less: Comprehensive loss attributable to non-controlling interests	(8,818)	(73,875)
Comprehensive (loss) income attributable to controlling shareholders	(1,099,886)	1,986,056

(Losses) earnings per share
Basic and diluted	(0.06)	0.14

Weighted average number of shares outstanding
Basic and diluted	22,767,733	16,800,000